SEC 07001501 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 6 2007 WASH, D.C. 210 SECTION

SEC FILE NUMBER
8- 13028

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KIMELMAN & BAIRD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 PARK AVENUE

(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHEILA BAIRD 212-686-0021 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MALAKOFF, WASSERMAN & PECKER, CPA, PC

(Name – *if individual, state last, first, middle name*)

ONE OLD COUNTRY RD SUITE 340 (Address) CARLE PLACE (City) NY (State) 11514 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 0 8 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, SHEILA BAIRD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KIMELMAN & BAIRD, LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Member
Title

[signature]
Notary Public

PATRICIA KIMELMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KI4617649
Qualified in New York County
My Commission Expires October 31, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIMELMAN & BAIRD, LLC
TABLE OF CONTENTS
DECEMBER 31, 2006

Malakoff, Wasserman & Pecker, CPA, PC

One Old Country Road • Suite 340 • Carle Place, NY 11514 • Tel: 516-741-5700 • Fax: 516-741-5779

Arnold M. Malakoff, CPA (1938-2004)
Clifford R. Wasserman, CPA, JD
cwasserman@mwpcpa.com
Edward J. Pecker, CPA
epecker@mwpcpa.com
Mary M. Pecker, CPA
mpecker@mwpcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Members of

Kimelman & Baird, LLC

We have audited the accompanying statement of financial condition of Kimelman & Baird, LLC as of December 31, 2006, and the related statements of income, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kimelman & Baird, LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malakoff, Wasserman & Pecker, CPA, PC

February 13, 2007

KIMELMAN & BAIRD, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	351,190
Receivable from broker-dealers:		
Commissions		52,371
Receivable from non-customers		277,229
Prepaid expenses		25,512
U.S. Treasury Bill, at cost which approximates fair value		107,250
Equipment, at cost (net of accumulated depreciation of $124,649)		7,882
Notes receivable - related parties		23,596
Restricted securities and warrants owned, at fair value (cost $99,188)		54,135
Security deposit		30,127
Deferred leasing commission (net of accumulated amortization of $9,162)		10,180
Other assets		13,976
Total assets	$	953,448

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued liabilities	$	171,124
Security deposit		21,300
Total liabilities		192,424
Commitments and contingencies		
Members' capital		761,024
Total liabilities and members' capital	$	953,448

See notes to financial statements.

KIMELMAN & BAIRD, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Commissions	$ 613,384
Investment advisory fees	2,388,428
Interest and dividends	17,005
Research income	18,021
Loss on securities	(7,187)
	3,029,651
Expenses:	
Registered representatives' compensation	395,404
Clerical and administrative employee expenses, net of reimbursements	474,511
General partners' compensation	208,958
Communication costs	128,401
Occupancy costs	303,409
Promotional costs	166,386
Taxes other than income taxes	50,208
Profit sharing plan contribution	103,649
Office expenses	64,913
Insurance	133,124
Professional fees	70,852
Dues, subscriptions and research	72,554
Contributions	34,875
Other expenses	46,744
Depreciation and amortization	19,215
Total expenses	2,273,203
Income before unincorporated business taxes	756,448
Unincorporated business taxes	39,558
Net income	$ 716,890

See notes to financial statements.

KIMELMAN & BAIRD, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2006

Balance at January 1, 2006, as reflected on Form X-17a-5	$	1,843,870
Net income		716,890
Distributions to members, net		(1,799,736)
Balance at December 31, 2006	$	761,024

See notes to financial statements.

KIMELMAN & BAIRD, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Cash Flows From Operating Activities:	
Net income	$ 716,890
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	19,215
Leasing commission	(19,342)
Loss on securities	7,187
(Increase) decrease in:	
Receivables from brokers or dealers	(2,305)
Receivables from non-customers	1,086,682
Prepaid expenses	(1,934)
Increase (decrease) in:	
Accounts payable and accrued expenses	1,808
Security deposit	21,300
Net cash provided by operating activities	1,829,501
Cash Flows From Investing Activities :	
Investment in restricted stock and warrants	(4,800)
Investment in treasury bills, net	(9,025)
Purchase of equipment	(9,789)
Net cash used in investing activities	(23,614)
Cash Flows From Financing Activities :	
Distributions to members, net	(1,799,736)
Increase in cash	6,151
Cash at beginning of year	345,039
Cash at end of year	$ 351,190

Supplemental cash flow information:

Unincorporated business taxes paid	$ 51,058

See notes to financial statements.

Note A - ORGANIZATION

Kimelman & Baird, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is a New York limited liability company.

Note B - SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

At various times during the year the Company's bank balance exceeded federal deposit insurance coverage.

Investments

The Company's securities that are bought and held principally for the purpose of selling them in the near future are classified as trading securities. Trading securities are recorded at fair value on the balance sheet, with the change in fair value during the period included in earnings.

Property and improvements

Property and improvements are stated at cost, net of accumulated depreciation. Assets are depreciated using the Accelerated and Modified Accelerated Cost Recovery System over the estimated useful life of the assets. The results from application of this method do not differ materially from generally accepted accounting principles.

Securities Transactions

Commission income and expenses are recorded on a settlement date basis. Proprietary securities transactions are recorded on the trade date, as if they had settled.

Note B - SIGNIFICANT ACCOUNTING POLICIES (continued)

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and restricted securities owned are valued at fair value as determined by the Company's clearing broker-dealer.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis.

Income Taxes

The Company is taxed as a partnership. No provision has been made for Federal, New York State or New York City income taxes since such taxes are the liability of the individual members. Provision has been made for New York City unincorporated business taxes.

Note C - NOTES RECEIVABLE

The Company has advanced $23,596 to IGENE Biotechnology, Inc. pursuant to a series of demand notes. A member of Kimelman & Baird, LLC is the Chairman of the Board of Directors of IGENE Biotechnology, Inc. In addition the Company is the owner of 1,082,704 shares of common stock of IGENE Biotechnology, Inc.

Note D - PROFIT SHARING PLAN

The Company covers all of its eligible employees with a profit sharing plan. Contributions to this plan are determined annually, at the discretion of the Company, subject to Internal Revenue Service guidelines.

For the year ended December 31, 2006 the Company incurred a cost of $103,649 with regard to this plan.

Note E - COMMITMENTS

The Company is obligated under an operating lease for office space as follows:

Year ending December 31,	
2007	$ 196,390

The lease contains an escalation clause with regard to real estate taxes and operating expenses.

Effective March 27, 2006, the Company entered into a sublease agreement with a tenant. The lease calls for the Company to receive $7,800 per month for rent and utilities. The sublease is coterminous with the Company's lease which expires on October 31, 2007.

The Company paid a leasing commission of $19,342 in connection with this transaction. This commission is being written off over the term of the sublease.

Rent expense for 2006 amounted to $303,409, net of sublet income.

Note F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2006, the Company had net capital of $312,045, which was $299,217 in excess of its required net capital of $12,828.

KIMELMAN & BAIRD, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2006

Members' capital	$	761,024
Deductions for nonallowable assets:		
Restricted securities and warrants, at market		54,135
Receivables from non-customers		277,229
Notes receivable - related parties		23,596
Prepaid expenses		25,512
Equipment, net		7,882
Security deposit		30,127
Deferred leasing commission		10,180
Other assets		13,976
		442,637
Tentative net capital		318,387
Haircuts on securities		6,342
Undue concentration charge		0
Net capital		312,045
Minimum dollar net capital required		12,828
Excess net capital	$	299,217
Reconciliation with Company's computation (included in Part II of Form x-17a-5 as of December 31, 2006)		
Net capital, as reported in Company's part II (unaudited) FOCUS report	$	394,407
Audit adjustments to record additional accruals		(82,361)
Haircut adjustment		(1)
Net capital per above	$	312,045
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued liabilities	$	171,124
Security deposit		21,300
Total aggregate indebtedness	$	192,424
Percentage of aggregate indebtedness to net capital		62%

KIMELMAN & BAIRD, LLC
MARKETABLE SECURITIES AND SECURITY HAIRCUTS
DECEMBER 31, 2006

Security	Quantity	Cost	Market Value	Haircut %	Haircut Value
Money Market	$ 290,311	100	$ 290,311	2.0%	$ 5,806
US Treasury Bill	110,000	98.225	107,250	0.5%	536
			$397,561		$6,342

Malakoff, Wasserman & Pecker, CPA, PC

One Old Country Road • Suite 340 • Carle Place, NY 11514 • Tel: 516-741-5700 • Fax: 516-741-5779

Arnold M. Malakoff, CPA (1938-2004)
Clifford R. Wasserman, CPA, JD
cwasserman@mwpcpa.com
Edward J. Pecker, CPA
epecker@mwpcpa.com
Mary M. Pecker, CPA
mpecker@mwpcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members of

Kimelman & Baird, LLC

In planning and performing our audit of the financial statements of Kimelman & Baird, LLC, (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC'S objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Malakoff, Wasserman and Pecker, CPA, PC

February 13, 2007

END